UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 ----------------------------------------------

In the matter of
CSW Energy, Inc.                                              REPORT FOR PERIOD
Dallas, Texas  75266-0789                                    October 1, 2000 to
                                                              December 31, 2000

File No.  070-08205                                         PURSUANT TO RULE 24


         This  report  is filed  under  Rule 24 of the  Public  Utility  Holding
Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 7th day of February, 2001.

                                                              CSW Energy, Inc.


                                /s/ Armando Pena
                                  Armando Pena
                                    Treasurer


Exhibit A
Pursuant to Order 70-8205
at December 31, 2000

                               FEES FEES REFERENCE
           PROJECT        *        AMOUNT          PD      PAYABLE     NUMBER         MATURITY             BENEFICIARY
           -------        -        ------          --      -------     ------         --------             -----------
                        ------


       Trent Wind Farm   LC         $2,575,000    N/A       0.28%    SBLC0023/00      May 2002         TXU Electric Company

      *  G   - Guarantee
         LC - Letter of Credit